SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                      DUKE-WEEKS REALTY LIMITED PARTNERSHIP
                               formerly known as
                       DUKE REALTY LIMITED PARTNERSHIP
                               (Name of Issuer)

                             LIMITED PARTNER UNITS
                        (Title of Class of Securities)

                                      N/A
                                 (CUSIP Number)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)


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CUSIP NO.:  N/A
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(1) Names of reporting persons ......................      Birch M. Mullins
    S.S. or I.R.S. Identification Nos.
      of above persons ...............................     ###-##-####
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(2) Check the appropriate box if a member of a group       (a)
                                                       -----------------------
                                                           (b)
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(3) SEC use only .....................................
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(4) Citizenship or place of organization .............    United States
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Number of shares beneficially owned by each reporting
person with:
    (5) Sole voting power ...........................              386,025
    --------------------------------------------------------------------------
    (6) Shared voting power .........................            1,086,934
    --------------------------------------------------------------------------
    (7) Sole dispositive power ......................              386,025
    --------------------------------------------------------------------------
    (8) Shared dispositive power ...................             1,086,934
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(9) Aggregate amount beneficially owned by each
    reporting person.                                            1,472,959
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(10) Check if the aggregate amount in Row (9) excludes
     certain shares (see instructions).
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(11) Percent of class represented by amount in Row (9) ..             7.72%
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(12) Type of reporting person (see instructions) .....      IN
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ITEM 1(a) Name of issuer:  Duke Realty Limited Partnership

ITEM 1(b)  Address of issuer's
           principal executive offices:  8888 Keystone Crossing, Suite 1200
                                         Indianapolis, Indiana 46240

ITEM 2(a)  Name of person filing:  Birch M. Mullins

ITEM 2(b)  Address of principal business
           office or, if none, residence:  635 Maryville Centre Drive Suite 200
                                           St. Louis, Missouri 63141


ITEM 2(c)  Citizenship: United States

ITEM 2(d)  Title of class of securities:  Limited Partner Units

ITEM 2(e)  CUSIP No.:  N/A

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  / / Broker or dealer registered under section 15 of the Act.
(b)  / / Bank as defined in section 3(a)(6) of the Act.
(c)  / / Insurance company as defined in section 3(a)(19) of the Act.
(d) / / Investment company registered under section 8 of the Investment Company Act.
(e) / / Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) / / Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see section 240.13d-1(b)(1)(ii)(F).
(g)  / / Parent holding company, in accordance with
         section 240.13d-1(b)(ii)(G).
(h)  / / Group, in accordance with section 240.13d-1(b)(ii)(H).

    Not applicable.

ITEM 4.  OWNERSHIP

     The sole purpose of filing this Schedule 13G is to begin filing under Rule 13d-1(c). This Schedule 13G does not reflect any change in ownership from the most recently filed Schedule
13D/A amendment.

(a) Amount beneficially owned:  1,472,959

(b) Percent of class:   7.72%


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
(c) Number of shares as to which such person has:

    (i) Sole power to vote or direct the vote:                      386,025
   (ii) Shared power to vote or direct the vote:                  1,086,934*
  (iii) Sole power to dispose or to direct the disposition of:      386,025
   (iv) Shared power to dispose or to direct the disposition of:  1,086,934*
----------
* Consists of limited partner units owned by Lindberg-Warson Properties, Inc.

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following / /.

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

    Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

    Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

    Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

    Not applicable.

ITEM 10.  CERTIFICATION.

    Not applicable.

SIGNATURE.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1999                         /s/  Birch M. Mullins
                                                ------------------------
                                                     Birch M. Mullins


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